STATEMENT OF FINANCIAL CONDITION

Spot Trading L.L.C.
(A Wholly Owned Limited Liability Company of
Spot Holdings L.P.)
December 31, 2016
With Report of Independent Registered Public Accounting Firm

(Public Pursuant to Rule 17a-5(d))

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>01/01/2016</u> AND ENDING <u>12/31/2016</u>
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: Spot Trading L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:(Do not use P.O. Box No.)

OFFICIAL USE ONLY
_____
FIRM ID. NO.

440 South LaSalle Street, Suite 2800
                    (No. and Street)

Chicago   Illinois   60605
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Brodsky   (312)362-4550
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
                    (Name – *if individual, state last, first, middle name*)

One S. Wacker Dr., Ste 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 1410 (06-02)

(Public Pursuant to Rule 17a-5(d))

OATH OR AFFIRMATION

I, Stephen Brodsky, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Spot Trading L.L.C. at December 31, 2016, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

"OFFICIAL SEAL"
MELISSA HASAN
Notary Public, State of Illinois
My Commission Expires 6/5/2018

Chief Executive Officer

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report, bound under separate cover.
- ☐ (n) A copy of the Exemption Report, bound under separate cover.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

(Public Pursuant to Rule 17a-5(d))

Spot Trading L.L.C.
(A Wholly Owned Limited Liability Company of Spot Holdings L.P.)

Statement of Financial Condition

December 31, 2016

Contents

(Public Pursuant to Rule 17a-5(d))



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
Spot Trading L.L.C.

We have audited the accompanying statement of financial condition of Spot Trading L.L.C. (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Spot Trading L.L.C., as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
February 17, 2017

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RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

Spot Trading L.L.C.
(A Wholly Owned Limited Liability Company of Spot Holdings L.P.)

Statement of Financial Condition

Assets

Cash	$	55,344
Securities owned, at fair value		794,720,618
Receivable from Parent, net		478,370
Fixed assets (net of accumulated depreciation and amortization of $16,342,592)		463,206
Prepaid expenses		516,949
Other assets		63,470
Total assets	$	796,297,957

Liabilities and member's equity

Liabilities:

Securities sold, not yet purchased, at fair value	$	682,583,955
Payable to broker-dealer		87,105,081
Payable to Affiliate		1,540,507
Accrued compensation and benefits		144,170
Accounts payable, accrued expenses, and other liabilities		2,451,218
		773,824,931
Member's equity		22,473,026
Total liabilities and member's equity	$	796,297,957

See accompanying notes.

Spot Trading L.L.C.
(A Wholly Owned Limited Liability Company of Spot Holdings L.P.)

Notes to Statement of Financial Condition

December 31, 2016

1. Organization and Nature of Business

Spot Trading L.L.C. (Spot Trading or the Company) is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, and is a member of various exchanges. The Company is a technology-focused proprietary trading firm that engages in various trading activities, primarily buying, selling, and dealing as a principal in U.S. exchange-traded options, equity securities, and futures for its own account. No customer accounts are maintained. Spot Trading clears all transactions through Goldman Sachs Execution & Clearing L.P. (GSEC). Spot Trading's financial Designated Examining Authority is the Chicago Board Options Exchange, Incorporated (CBOE) and the Company is also registered with the Financial Industry Regulatory Authority (FINRA).

The Company is an Illinois limited liability company and is a wholly owned subsidiary of Spot Holdings L.P. (the Parent), a Delaware holding company. The Parent is the manager of the Company and the Company shall only dissolve if its manager determines to dissolve the Company or if the Company has no members or interest holders for 30 consecutive days. All business is conducted from the Company's office in Chicago, Illinois.

Spot GP L.L.C. (Spot GP) is the general partner of the Parent and has authority to manage the business and affairs of the Parent and, therefore, to manage the Parent's wholly owned subsidiary, Spot Trading. The Class A-1 limited partner of the Parent has sole voting rights with respect to the Parent. Spot GP is managed by Robert Merrilees in his capacity as sole manager, and he is also the sole Class A-1 limited partner. Spot GP may only be removed as general partner of the Parent upon the unanimous vote of the Class A-1 limited partner of the Parent.

Spot Trading L.L.C.
(A Wholly Owned Limited Liability Company of Spot Holdings L.P.)

Notes to Statement of Financial Condition (continued)

2. Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Actual results could differ from these estimates.

Revenue Recognition

Equity securities, which include common stock and exchange-traded funds (ETFs), and derivative financial instruments, which include option and futures contracts that derive their value from underlying assets, indices, or a combination of these factors, are recorded in securities owned and securities sold, not yet purchased in the statements of financial condition on a trade-date basis. Related realized and unrealized gains and losses are recognized in principal transactions. The cost associated with realized gains and losses on securities transactions is relieved on a first-in, first-out basis. Dividends are recognized on the ex-dividend date, and interest is recorded on the accrual basis.

Financial Instruments

Securities sold, not yet purchased are collateralized by cash and securities owned that are on deposit with the clearing broker. All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others, subject to certain limitations. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivable from broker-dealers in the statement of financial condition.

Spot Trading L.L.C.
(A Wholly Owned Limited Liability Company of Spot Holdings L.P.)

Notes to Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The established fair value hierarchy for inputs used in measuring fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by prioritizing that the most observable inputs be used when available. The three levels of the fair value hierarchy are described below:

- Level 1 – Quoted prices in active markets for identical assets or liabilities

- Level 2 – Other observable inputs, such as quoted prices for similar assets or liabilities in active markets; identical assets or liabilities in inactive markets; or observable inputs, such as interest rates and yield curves, and other market-corroborated inputs

- Level 3 – Unobservable inputs, including market information together with the Company's judgments about the assumptions market participants would use in pricing the assets or liabilities

When available, the Company uses quoted market prices in active markets to determine the fair value. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Fair value measurements do not include transaction costs.

In determining fair value for financial instruments, the Company separates its securities owned and securities sold, not yet purchased into three categories: equity securities (including common stock and ETFs), derivative financial instruments (including options and futures), and corporate bonds (including corporate debt generally received in conjunction with a corporate action).

Notes to Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

The Company's equity securities and derivative financial instruments may be classified within Level 1, Level 2, or Level 3 of the fair value hierarchy that prioritizes inputs to valuations. The Company's equity securities and derivative financial instruments typically fall within Level 1 or Level 2 because they are exchange-traded and valued using quoted market prices or other observable inputs. Equity securities and derivative instruments that are actively traded are classified within Level 1 of the fair value hierarchy. Equity securities and derivative financial instruments that are not actively traded, are in bankruptcy, or are restricted are generally classified within Level 2 of the fair value hierarchy. Equity securities and derivative financial instruments where volume has declined significantly or no exchange-trading exists, or where unobservable inputs and the Company's assumptions are used for valuation, are classified within Level 3 of the fair value hierarchy.

Fixed Assets

Fixed assets include computer equipment, furniture, software, and leasehold improvements and are recorded at cost, less accumulated depreciation and amortization.

Computer equipment includes servers, workstations, and networking equipment. Networking equipment is depreciated on an accelerated basis over useful lives of five years. Servers and workstations are depreciated on a straight-line basis over useful lives of three years.

Furniture includes office furniture and related fixtures. Furniture is depreciated on an accelerated basis over useful lives of seven years.

Software includes purchased software. Purchased software is depreciated on a straight-line basis over useful lives of three years.

Notes to Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

Leasehold improvements include investments made to customize office space occupied under an operating lease to make it suitable for its intended use. Leasehold improvements are depreciated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Fixed assets are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the expected undiscounted cash flows related to the asset or asset group is less than the corresponding carrying value.

Leases

The Company leases office space under an operating lease. The Company recognizes occupancy expense related to the operating lease on a straight-line basis over the term of the lease. At December 31, 2016, the Company had $679,331 of accrued rent liability recorded in accounts payable, accrued expenses, and other liabilities in the statement of financial condition to be amortized to occupancy expense over the term of the lease.

For tenant improvement allowances, the Company records a deferred liability and amortizes the liability over the lease term as a reduction to occupancy expense. At December 31, 2016, the Company had $87,014 of deferred liabilities for tenant improvement allowances recorded in accounts payable, accrued expenses, and other liabilities in the statement of financial condition.

Spot Trading L.L.C.
(A Wholly Owned Limited Liability Company of Spot Holdings L.P.)

Notes to Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

Income Taxes

The Company is a limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Accounting Standards Codification (ASC) 740-10, *Income Taxes*. The Company's taxable income becomes taxable to the respective limited partners of the Parent due to the treatment of the Parent as a non-taxable flow-through partnership entity for federal income tax purposes. Accordingly, no material provision has been made for federal, state, or local income taxes of the Company.

The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Parent's tax returns to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Based on this analysis, there were no material tax positions not deemed to meet a more likely than not threshold. Therefore, no material tax expense, including interest and penalties, was recorded in the current year, and no adjustments were made to prior periods. Further, the Company does not believe it is reasonably possible that any material tax positions will be recorded within the next 12 months. Through December 31, 2016, management has determined that there are no material uncertain tax positions.

The Company recognizes interest and penalties, if any, related to uncertain tax benefits. Although the Company and the Parent are subject to examination by the U.S. Internal Revenue Service and various state and local tax authorities within the United States, all examinations with respect to the Company's federal income tax returns for years prior to 2013 have been closed. The Company is subject to examination by various state and local tax authorities within the U.S. for tax years subsequent to 2009. The Company is not currently under audit by any tax authorities.

3. Receivable from Broker-Dealers

Payable to broker-dealer at December 31, 2016 consists of the following:

Margin payable	$	(76,866,779)
Unsettled securities transactions receivable, net		(10,253,078)
Dividends and interest receivable, net		14,776
Total	$	(87,105,081)

Notes to Statement of Financial Condition (continued)

4. Financial Instruments

Fair Value of Financial Instruments

The following table sets forth, by security type and level within the fair value hierarchy, the Company's securities owned and securities sold, not yet purchased at December 31, 2016:

	Level 1	Level 2	Level 3	Total
Securities owned				
Equity securities:				
Common stock	$ 605,884,717	$ 521,333	$ -	$ 606,406,050
Exchange-traded funds	7,653,718	-	-	7,653,718
	613,538,435	521,333	-	614,059,768
Derivative financial instruments:				
Options on common stock	178,283,865	637,102	-	178,920,967
Options on exchange-traded funds	1,739,883	-	-	1,739,883
	180,023,748	637,102	-	180,660,850
Total securities owned	$ 793,562,183	$ 1,158,435	$ -	$ 794,720,618
Securities sold, not yet purchased				
Equity securities:				
Common stock	$ (504,297,397)	$ (3,275,935)	$ -	$ (507,573,332)
Exchange-traded funds	(6,492,067)	-	-	(6,492,067)
	(510,789,464)	(3,275,935)	-	(514,065,399)
Derivative financial instruments:				
Options on common stock	(167,656,145)	(265,316)	-	(167,921,461)
Options on exchange-traded funds	(586,602)	-	-	(586,602)
	(168,242,747)	(265,316)	-	(168,508,063)
Corporate bonds:				
Corporate debt	-	(10,493)	-	(10,493)
	-	(10,493)	-	(10,493)
Total securities sold, not yet purchased	$ (679,032,211)	$ (3,551,744)	$ -	$ (682,583,955)

Spot Trading L.L.C.
(A Wholly Owned Limited Liability Company of Spot Holdings L.P.)

Notes to Statement of Financial Condition (continued)

4. Financial Instruments (continued)

The Company does not offset material derivative assets or derivative liabilities in the statement of financial condition. The Company's derivative assets and liabilities are not subject to a master netting agreement. The Company does not post or collect any cash or security collateral.

At December 31, 2016, all of the securities owned were pledged to the clearing broker. ETFs and options on ETFs include index ETFs and commodity ETFs. The index ETFs include those that track the general stock market, as well as specific industries. At December 31, 2016, there were no industry concentrations in equity or derivative securities owned or sold, not yet purchased.

For the year ended December 31, 2016, the Company had no assets or liabilities classified as Level 3 securities. The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. In addition, for the year ended December 31, 2016, the Company had no significant transfers in and out of Level 1 or Level 2 and no transfers in and out of Level 3. The level assigned to a particular security and the inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Derivative Activities

Derivative financial instruments include exchange-traded options and futures contracts that derive their value from underlying assets, indices, or a combination of these factors. Derivative financial instruments may involve future commitments to purchase or sell other financial instruments. The amounts exchanged are based on the specific terms of the contract with reference to specified securities or indices. All of the Company's derivative contracts are entered into to take proprietary positions as part of the Company's trading activities and do not qualify for hedge accounting.

Derivative financial instruments may have market and/or credit risk in excess of the amounts recorded in the statement of financial condition. See Note 8 to the statement of financial condition for a discussion of these risks. The Company manages risk exposures related to its derivative contracts through diversification, by controlling position size, by entering into offsetting positions, and through various analytical monitoring techniques.

Spot Trading L.L.C.
(A Wholly Owned Limited Liability Company of Spot Holdings L.P.)

Notes to Statement of Financial Condition (continued)

4. Financial Instruments (continued)

The fair value of the Company's derivative instruments on a gross basis for the year ended December 31, 2016, included in the statements of financial condition:

Derivatives Assets	Statement of Financial Condition Location		Fair Value
Options on equity securities	Securities owned, at fair value	$	180,660,850

Derivatives Liabilities	Statement of Financial Condition Location		Fair Value
Options on equity securities	Securities sold, not yet purchased, at fair value	$	(168,508,063)

5. Fixed Assets

Fixed assets consist of the following at December 31, 2016:

	Cost	Accumulated Depreciation and Amortization		Net
Computer equipment	$ 8,214,603	$ 7,803,742	$	410,861
Furniture	907,611	896,309		11,302
Purchased software	1,879,530	1,838,487		41,043
Leasehold improvements	5,804,055	5,804,055		-
Total	$16,805,799	$16,342,593	$	463,206

Spot Trading L.L.C.
(A Wholly Owned Limited Liability Company of Spot Holdings L.P.)

Notes to Statement of Financial Condition (continued)

6. Commitments and Contingencies

The Company leases office space under a non-cancelable operating lease agreement that expires on February 28, 2021. At December 31, 2016, the future minimum annual lease obligations, inclusive of additional estimated payments that may be required for certain increases in operating costs, were as follows:

2017	991,798
2018	1,027,907
2019	1,065,441
2020	1,104,412
2021	185,158
Total	$ 4,374,716

The maximum payouts for options and futures contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements, as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written options are included in securities sold, not yet purchased in the statement of financial condition.

The Company, in the normal course of business, may be named as defendant in various legal and regulatory proceedings. The Company provides for expenses associated with such claims when such amounts are probable and can be reasonably estimated. The Company currently does not have any material amounts accrued for legal or regulatory proceedings.

7. Indemnifications

In the normal course of its business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Spot Trading L.L.C.
(A Wholly Owned Limited Liability Company of Spot Holdings L.P.)

Notes to Statement of Financial Condition (continued)

8. Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary trading activities, enters into various transactions involving derivative financial instruments, primarily options and futures contracts. Options owned provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery of the underlying instrument.

These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market Risk

Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Credit Risk

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments, such as options and futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers. The clearinghouses act as a counterparty, and there can be no assurance that a clearinghouse will satisfy their obligations.

The Company clears its trades primarily through one clearing broker. In the event this counterparty does not fulfill its obligations, the Company may be exposed to risk since all positions are held with this clearing broker. The Company attempts to minimize this credit risk by monitoring the creditworthiness of this clearing broker.

Spot Trading L.L.C.
(A Wholly Owned Limited Liability Company of Spot Holdings L.P.)

Notes to Statement of Financial Condition (continued)

8. Financial Instruments with Off-Balance-Sheet Risk (continued)

The Company also maintains its cash balances at one bank. Accounts held at the bank are insured by the Federal Deposit Insurance Corporation, up to $250,000, per depositor, per institution. Management believes that the Company is not exposed to any significant credit risk on these cash balances.

9. Employee 401(k) Savings Plan

The Company maintains a savings plan that is qualified under Section 401(k) of the Internal Revenue Code. Employees are eligible to join the plan the first day of the month following the employee hire date. Under this plan, employees may contribute a percentage of eligible compensation on both a pre-tax and after-tax basis. The Company generally matches a percentage of a participating employee's pre-tax contributions following six months of employment.

10. Net Capital Requirements

The Company is subject to the SEC Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum "net capital" equal to the greater of $100,000 or 6 2/3% of "aggregate indebtedness," as defined by Rule 15c3-1. Net capital changes from day to day, but at December 31, 2016, the Company had net capital of $13,537,152, which was $13,267,226 in excess of its required minimum net capital. At December 31, 2016, the percentage of aggregate indebtedness to net capital was 30%.

Prepayment and repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 or other regulatory bodies.

11. Transactions with Parent Company, Affiliates, and Related Parties

As of December 31, 2016, the Company had a receivable to the Parent of $478,370. The net receivable primarily represents professional fee related liabilities paid by the Company on behalf of the Parent.

The Company and Spot Technologies L.L.C. (the Affiliate), a wholly owned subsidiary of the Parent, have entered into a non-exclusive, non-transferable, non-sublicensable, royalty-free right and license to use the Affiliate's intellectual property in connection with its normal course of business. Accordingly, the cost basis of internally developed software, and the associated accumulated amortization, is distributed to the Parent (and ultimately to the Affiliate) in

Spot Trading L.L.C.

(A Wholly Owned Limited Liability Company of Spot Holdings L.P.)

Notes to Statement of Financial Condition (continued)

11. Transactions with Parent Company, Affiliates, and Related Parties (continued)

conjunction with the licensing arrangement. As of December 31, 2016, the Company had a payable to the Affiliate of $1,540,507

12. Recently Adopted and Issued Accounting Pronouncements

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, *Leases,* with amendments for lease accounting for certain legal entities. ASU 2016-02, *Leases,* has an effective date for fiscal years beginning after December 15, 2019. The Company is currently reviewing the impact of the ASU on its financial statements and related notes.

Recently Adopted Accounting Pronouncements

In August 2014, the FASB issued Accounting Standards Update (ASU) 2014-15, *Presentation of Financial Statements - Going Concern,* relating to the presentation of financial statements on a going concern basis under U.S. GAAP. It sets forth that if conditions or events, in the aggregate, raise substantial doubt about the entity's ability to continue as a going concern, but the substantial doubt is alleviated as a result of consideration of management's plans, the entity should include a statement in the footnotes indicating that there is a substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or available to be issued). The Company has reviewed the impact of the ASU on its financial statements and related notes, and there is no impact on either the financial statements or related notes.

13. Subsequent Events

Management has evaluated all known subsequent events from December 31, 2016 to the date the accompanying financial statements were issued, noting the following:

The Parent made withdrawals of $400,000 of member's equity subsequent to December 31, 2016, for the purpose of funding the various withdrawals of the Parent's limited partners.